Semler Scientific, Inc.

2330 N.W. Everett Street

Portland, OR 97210

877-774-4211

www.semlerscientific.com

February 4, 2016

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Semler Scientific, Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-204021)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Semler Scientific, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-204021), together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission on May 8, 2015.

The Registrant has determined it will not to pursue the public offering to which the Registration Statement relates at this time. The public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Semler Scientific, Inc., 2330 NW Everett Street, Portland, Oregon 97210, with a copy to the Company’s counsel, Cooley LLP, Attn: Yvan-Claude Pierre, Esq. and Marianne C. Sarrazin, Esq., 1114 Avenue of the Americas, New York, New York 10036-7798, facsimile number (415) 693-2222.

1 | P a g e

If you have any questions with respect to this matter, please contact Marianne C. Sarrazin of Cooley LLP at (415) 693-2157.

Sincerely,

Semler Scientific, Inc.

By:	/s/	Daniel E. Conger
Daniel E. Conger

Vice President, Finance

2 | P a g e